

December 31, 2008

Room 7010

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403

> **Re: Franklin Resources, Inc.**
> **Form 10-K for Year Ended September 30, 2008**
> **File No. 001-09318**

Dear Mr. Lewis:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2008

Business, page 3

Underwriting and Distribution, page 8

1. In future filings, please disclose your dependence on any single distributor or a few distributors. In this regard, we note the disclosure in the risk factor entitled "Changes in the distribution and sales channels..." on page 29.

Regulatory Considerations, page 20

2. We note your use of the term "well capitalized." In future filings, please explain in greater detail the term "well capitalized" and explain how you fit into that definition. In addition, in future filings, please add applicable risk factor disclosure in light of recent market events impacting "well capitalized" companies.

Risk Factors, page 24

3. In future filings, please add a risk factor and explain your ability to meet an unanticipated large number of customer redemptions and withdrawals from your funds and your banks. In future filings, please also add disclosure under "Liquidity and Capital Resources" that discusses the impact of redemptions on your business.

Overview, page 38

4. In future filings, please revise your disclosure regarding how the current market conditions have negatively impacted your business to provide more specific information about your business. For example:
    - Discuss the negative impacts the decline in value of certain investments has had on your consolidated financial statements.
    - Disclose the amount by which your management fees will decrease due to the decline in value of assets under management from both redemptions and depreciation.
    - Quantify the expected impact of recent market performance on performance-based investment management fees.
    - Quantify the amount of future returns you will need to recognize to earn performance-based investment management fees on significant contracts.

5. On page 39 you state you have "taken steps to manage (your) business and (your) cost structure to respond to the market conditions." In future filings please provide specific disclosure regarding these steps that have been taken. Discuss management's response for managing recent economic events, possible future actions by management and other detailed information.

Results of Operations, page 39

6. In future filings, please ensure your analysis consistently quantifies the impact of multiple events and trends on various line items and consistently discusses underlying causes in sufficient detail for a reader to see the business through the eyes of management. For example, we noted the following:

- The discussion of compensation and benefits on page 45 does not quantify the effects of the several factors listed. Also, given the increase in compensation and benefits occurred while revenues decreased, it appears some discussion of the timing of merit pay adjustments, the relationship of staffing levels to sales, and possible expected future trends or actions by management would be useful to investors.
- Net income decreased despite an increase in operating income due to a decrease in other income from $398 million in 2007 to $138 million in 2008. The discussion on page 48 is brief, and it appears expanded discussion of the nature of these line items, their relationship to your products and services, and possible expected future trends would be useful to investors.
- Investment management fees increased by 3% due to an increase in simple monthly average assets under management. However, ending assets under management (as of September 30, 2008) is 21% less than the prior year and 16% less than the monthly average amount, and declined significantly between September 30 and the filing of the 10-K. It appears a discussion of this material change and its potential impact on future operations is appropriate.

These examples are not meant to be a comprehensive list. Please refer to Item 303(a)(3) of Regulation S-K.

Capital Resources, page 50

7. In future filings, regarding your revolving credit facility, please describe the available balance, the amount outstanding, general terms including the interest rate, the financial covenants and whether you are in compliance with such covenants.

Critical Accounting Policies, page 53

8. Investment management fees are generally calculated as a percentage of the market value of assets under management. Given the significant impact the fair value of the assets under management has on your financial statements, we believe investors should be provided with sufficient information to understand how the fair value of the assets you manage is determined and the impact a change in any material assumptions used could impact future operations. Please tell us and revise future filings to disclose the following:

- who is contractually responsible for determining the fair value for various types of assets,
- the fair value methods being used to determine the fair value for various types of assets and significant assumptions underlying each method,
- the amount of assets under management and the related investment management fees determined by each of the fair value methods,
- significant risks underlying each fair value method,

- analysis performed by the company to confirm fair value valuations performed by counterparties,
- how recent economic events have affected your ability to determine the fair value of certain assets, as applicable.

Goodwill and Other Intangible Assets, page 53

9. We note that your stock price declined significantly from approximately $100 per share to a low of $49.40 in November 2008. Considering this decline in your stock price and market capitalization over the past three months and the impact of economic events on your assets under management, your current critical accounting policy for goodwill and long lived assets, particularly your disclosure of assessing the recoverability of goodwill and long lived assets, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of these asset balances. In this regard, your policy only describes the steps that you perform to review your goodwill and long-lived assets for recoverability. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraph 30 and 31 of SFAS 142. Given the current economic conditions and the impact they have had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

10. In addition, we note your disclosure on page 88 which indicates that your October 1, 2008, impairment tests were substantially completed to date and that goodwill and intangibles were not impaired. Please explain "substantially completed," including what was still left to do in your analysis and the final results of your impairment test. Please tell us how you considered the downturn in the economy beginning in October 2008 and the decrease in your assets under management and whether or not any of your assumptions in your impairment test were impacted by these factors.

11. Further tell us and clarify in future filings, whether or not an impairment test was performed on your long lived assets under SFAS 144. Please disclose the results

of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. To the extent no test was performed, given the adverse stock price trends, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges. Please revise future filings to clarify these points.

Valuation of Investments, page 55

12. You have identified the valuation of investments as a critical accounting policy. The current disclosure mentions several methods used to estimate the fair value of your investments. However, given the significance of these investments, as well as recent economic events, it appears additional information clarifying these methods, the basis for selecting these methods, and the amount and type of investments for each method would be useful disclosure for investors. Please tell us and revise future filings to disclose the following:
   - Disclose the type and amount of investments valued using unadjusted quoted market prices, unadjusted independent broker or dealer price, adjusted market prices or price quotes, discounted cash flow models, and other methods used.
   - For investments valued using "a valuation adjustment for certain assumptions," please clarify the fair value method used, and disclose the material assumptions and the sensitivity of those assumptions to the fair value of the assets.
   - For investments based on discounted cash flow models, please expand your discussion of the methods used, discuss the underlying assumptions used and provide a sensitivity analysis of those assumptions.

   Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidation of Variable Interest Entities, page 55

13. Please tell us and expand this disclosure in future filings to discuss the nature of the variable interest entities evaluated by management. You disclose the determination you are not the primary beneficiary is complex, involves judgment in the use of estimates and assumptions, and future changes in estimates, judgments and assumptions may affect whether certain related entities require consolidation. Explain why you do not provide a more detailed discussion of the methods used to determined expected cash flows, the underlying assumptions, the sensitivity of the assumptions and methods to your conclusions, and the financial statement implications of a future change resulting in consolidation of these entities.

Exhibits

14. Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than five years may be incorporated by reference. In future filings, please file the documents that are incorporated by reference for more than five years including:

    (a)   Exhibit 10.4: Representative Management Agreement between Franklin Advisers, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992.

    (b)   Exhibit 10.5: Representative Distribution 12b-1 Plan between Franklin/Templeton Distributors, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.3 to the 1992 Annual Report.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Sherry Haywood, Attorney, at (202) 551- 3345 or Andrew Schoeffler, Attorney at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief